October 2, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Bryan Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aspen REIT, Inc.

Draft Registration Statement on Form S-11

Originally Submitted July 13, 2017

CIK No. 0001694997

Dear Mr. Garrison and Mr. Hough:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we are confidentially submitting a revised version (“Amendment No. 1”) of the Company’s Draft Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017. Amendment No. 1 has been marked to show all changes made to the initial Draft Registration Statement submitted to the Commission on July 13, 2017.

Set forth below are the Company’s responses to the comments of the Staff of the Commission (the “Staff”) on the initial Draft Registration Statement, as set forth in the Staff’s letter dated August 11, 2017. The responses follow each comment and where applicable, include page references to Amendment No. 1 indicating where disclosure has been added in response to the Staff’s comment.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, the Company advises the Staff that neither the Company, nor anyone authorized to act on its behalf, has presented written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act.  In the event the Company, or anyone authorized on the Company’s behalf, presents such written communications, the Company will provide the Staff with copies of such written communications.

2.              Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to this comment, the Company advises the Staff that the Company has included a logo on the front and back covers of the prospectus and artwork depicting the St. Regis Aspen Resort on the inside front and back covers of the prospectus. The Company further advises that there are no additional graphics, maps, photographs, artwork or logos that the Company intends to use in the prospectus at this time.

3.              Please identify the lead underwriter(s) prior to or concurrently with the public filing of the registration statement.

In response to this comment, the Company advises the Staff that it has identified the lead underwriter in Amendment No. 1.

4.              Please provide the information required by Item 505 of Regulation S-K.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 167-168 of Amendment No. 1 under the caption “Underwriting—Determination of Offering Price.”

Prospectus Summary

Our Competitive Strengths

Our occupancy, ADR, and RevPAR are generally strong relative to our competitive set and the Colorado Ski Area, page 3

5.              Please include in your disclosure examples of comparable internationally branded luxury resorts that you include in your competitive set. Please also revise your disclosure to clarify whether the Colorado Ski Area includes all chain scales within the geographic market.

In response to this comment, the Company advises the Staff that the Company has provided reasonable detail regarding the types of resorts included in the competitive set; however, the Company is unable to specifically identify the internationally branded luxury resorts included in its competitive set due to the confidentiality provisions of its agreement with STR, Inc., which provides data to the Company regarding the results of hotel operations in the regular course of the Company’s business. The Company believes that the names of the specific resorts included in the competitive set are not material to the potential investor’s investment decision, but that the types of resorts included in the competitive set provide sufficient information to assist a potential investor in its investment decision. In addition, the Company has revised the disclosure on pages 3 and 84 of Amendment No. 1, under the captions “Prospectus Summary—Our Competitive Strengths—Our occupancy, ADR, and RevPAR are generally strong relative to our competitive set and the Colorado Ski Area” and “Business—Our Competitive Strengths—Our occupancy, ADR, and RevPAR are generally strong relative to our competitive set and the Colorado Ski

Area,” respectively, to clarify that the Colorado Ski Area includes all chain scales within the geographic market.

The Management Agreement and the Manager, page 11

6.              We note your disclosure on page 12 regarding the Manager’s strategy to acquire various assets. Please clarify whether the Manager intends to acquire or manage properties that compete directly with the St. Regis Aspen Resort. Additionally, please consider removing disclosure relating to the Manager’s strategy that is either unrelated to the services it provides to the registrant or does not impact the registrant.

In response to this comment, the Company advises the Staff that it has revised the disclosure on pages 13 and 92 of Amendment No. 1 under the captions “Prospectus Summary—The Management Agreement and the Manager—Manager” and “Business—The Management Agreement and the Manager—Manager,” respectively, to include the Manager’s strategy that is specifically related to the services it provides to the Company. The Company further advises the Staff that it has provided disclosure relating to the Manager’s strategy that is unrelated to the services it provides to the Company as background on the Manager, which the Company believes is relevant to an investor’s investment decision. The Company further advises the Staff that it has further revised such disclosure to clarify that the Manager does not intend to acquire or manage properties that compete directly with the St. Regis Aspen Resort and to add disclosure relating to the specific services it provides to the Company.

Management Agreement, page 12

7.              Please revise your disclosure to clarify if your new management agreement will increase or decrease your management fees and expense reimbursements compared to the periods presented.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 14, 58, 81, 92 and 101 of Amendment No. 1 under the captions “Prospectus Summary—The Management Agreement and the Manager—Management Agreement—Management Fees,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating Performance—Management Fees—Management Fees “, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Fees—Management Fees, “Business—The Management Agreement and the Manager—Management Agreement—Management Fees” and “Our Principal Agreements—Management Agreement—Management Fees—Management Fees,” respectively.

8.              Please revise your disclosure here to reference the termination fee and expense reimbursements that you intend to make to the Manager pursuant to the Management Agreement.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 14, 58, 82, and 93 of Amendment No. 1 under the captions “Prospectus Summary—The Management Agreement and the Manager—

Management Agreement,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating Performance—Management Fees,” “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management,” and “Business—The Management Agreement and the Manager—Management Agreement” respectively.

Disposition Fee, page 12

9.              We note your disclosure that no disposition fee shall be payable to your Manager in respect of any disposition that occurs during the first year following the completion of your offering if the total consideration paid by the purchaser (including any indebtedness assumed by the purchaser) in connection with the disposition of the St. Regis Aspen Resort is less than the value of the aggregate consideration paid by you and your operating partnership in the contribution transactions. We also note your disclosure on page 113 that in consideration of the contribution of the St. Regis Aspen Resort, you will pay 315 East Dean Associates, Inc. a combination of cash, shares of your common stock and OP Units. Please disclose how you will value the shares of your common stock and OP Units for purposes of calculating the requirement to pay a disposition fee during the first year following the completion of your offering.

In response to the Staff’s comment, the Company advises the Staff that it has added the requested disclosure on pages 14, 58, 81, 92-93 and 101 of Amendment No. 1 under the captions “Prospectus Summary—The Management Agreement and the Manager—Management Agreement—Disposition Fee,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating Performance—Management Fees—Disposition Fee,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Fees—Disposition Fee,” “Business—The Management Agreement and the Manager—Management Agreement—Disposition Fee” and “Our Principal Agreements—Management Agreement—Management Fees—Management Fees,” respectively.

Risk Factors, page 19

10.       Please revise your risk factor disclosure to explain the conflicts of interest that may exist between you and your Manager, including the impact of the termination fee due to your manager upon termination of the management agreement.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 33-34 of Amendment No. 1 under the caption “Risk Factors—Risks Related to Our Structure and Our Relationship with Our Manager—There are various conflicts of interest in our relationship with our Manager, which could result in decisions that are not in the best interests of our stockholders. The management agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.”

Risks Related to Our Structure and Our Relationship with Our Manager

If the ownership of our common stock on a fully diluted basis continues to be highly concentrated . . ., page 29

11.       We note your disclosure on page 29 that the “terms of our loan agreement restrict certain transfers of shares of our common stock or OP units by Mr. De Baets or Ms. Jaruthavee, or issuances by us of such securities, unless certain conditions are met, including that…Mr. De Baets and Ms. Jaruthavee own collectively, directly or indirectly, at least 51% of our common stock on a fully diluted basis.” We also note your description of this condition on page 100, stating that Mr. De Baets and Ms. Jaruthavee must own “at least 51% of the equity interests.” Please revise to clarify which of these two statements accurately describes the loan agreement. Please also tell us and, if necessary, add disclosure regarding whether the provisions of your loan agreement will impact your ability to qualify as a REIT.

In response to this comment, the Company advises the Staff that it has revised the disclosure on pages 32 and 106-107 of Amendment No. 1 under the captions “Risk Factors—Risks Related to Our Structure and Our Relationship with Our Manager—If the ownership of our common stock on a fully diluted basis continues to be highly concentrated, it will prevent you and other minority stockholders from influencing corporate decisions” and “Financing—Loan Agreement and Related Documents—Ownership,” respectively, to clarify that Mr. De Baets and Ms. Jurathavee must own collectively, directly or indirectly, at least 51% of the equity interests in the Company, when taken together with their aggregate interests in the Company’s operating partnership.

In further response to this comment, the Company advises the Staff that it has revised the disclosure on pages 27 and 108 under the captions “ Risk Factors—Risks Related to Our Business—Our loan agreement may restrict our ability to make distributions to our stockholders” and “Financing—Loan Agreement and Related Documents—Restrictions on Our Ability to Pay Dividends,” to summarize the provisions of its loan agreement that may affect the Company’s operations as a REIT.

Use of Proceeds, page 42

12.       Please add disclosure setting forth the principle followed in determining your purchase price for the St. Regis Aspen Resort and disclose the name of the person making such determination. Please see Instruction 5 to Item 504 of Regulation S-K and Item 23 of Form S-11.

In response to this Comment, the Company advises the Staff that it has added the requested disclosure on page 47 of Amendment No. 1 under the caption “Use of Proceeds.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Indicators of Operating Performance, Page 52

13.       Please clarify for us the type of offering costs that you have expensed, and tell us whether your Manager or its affiliates pay organizational and offering costs directly that will be reimbursed by the Company. To the extent organizational and offering costs have been advanced by your Manager, please disclose the total amount of organizational and offering costs your Manager or its affiliates have incurred on your behalf to date. In addition, please expand your footnote disclosure to include your accounting policy for organizational and offering costs. Reference is made to ASC 720-15-25-1.

In response to this comment, the Company supplementally advises the Staff that the Manager has not advanced any organizational and offering costs as of June 30, 2017. The Company further advises the Staff that the Company and the Company’s predecessor, 315 East Dean Associates, Inc. (the “Predecessor”), have agreed that the Predecessor will pay for 51% of (i) the underwriting discounts and commissions payable to the underwriters in connection with the initial public offering and (ii) the Company’s other offering expenses. The Company will be responsible for payment of the remaining 49% of the total organizational and offering costs and underwriting discounts and commissions. In further response to this comment, the Company has added the requested disclosure on pages 58-59 and F-14 of Amendment No. 1 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating Performance—Organizational and Offering Costs” and “315 East Dean Associates Inc. (Aspen REIT, Inc. Predecessor) Unaudited Interim Financial Statements—Notes to the Financial Statements—Note 1—Description of business and summary of significant accounting policies—Deferred Offering Costs,” respectively.

Results of Operations

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Rooms Department, page 65

14.       We note your disclosure that “[t]he Starwood Preferred Guests, or SPG, had the largest impact on growth, accounting for an additional $2.4 million in revenue, both from SPG guest paying nights and over 95% compensation premium.” Please revise your disclosure to explain the compensation premium.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 71 of Amendment No. 1 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the year ended December 31, 2016 to the year ended December 31, 2015—Rooms Department.”

Our Principal Agreements

Hotel Management Agreement

Amounts Payable, page 97

15.       Please disclose the amount of expenses you reimbursed to your Hotel Manager for the periods presented.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 104 of Amendment No. 1 under the caption “Our Principal Agreements—Hotel Management Agreement—Amounts Payable.”

Financing

Loan Agreement and Related Documents, page 99

16.       We note that you may extend the initial maturity date of the loan made pursuant to your loan agreement three times for a period of one year each, provided that certain conditions, including but not limited to satisfying a debt yield test are met. Please expand to provide more detailed disclosure of any material financial covenants contained in your loan agreement, including quantifying any ratios.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 106 and 108 of Amendment No. 1 under the captions “Financing—Loan Agreement and Related Documents—Term” and “Financing—Loan Agreement and Related Documents—Restrictions on Our Ability to Pay Dividends,” respectively. Together with the revisions set forth in the preceding sentence, the Company believes the current disclosure in the Registration Statement provides summaries of what it considers to be the material covenants in the Loan Agreement and related Guarantee, including net worth covenants and ownership requirements.

Our Management

Executive Compensation, page 106

17.       We note that you intend to reimburse your Manager for personnel costs, including for the compensation paid to your Chief Financial Officer. Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, the incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 113 of Amendment No. 1 under the caption “Our Management—Executive Compensation.” The Company further acknowledges the Staff’s comment regarding future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K and will include any required disclosure in future filings.

Certain Relationships and Related Transactions, page 116

18.       Please provide the information required by Item 404 of Regulation S-K for the lease between the St. Regis Aspen Resort and the Chefs Club Aspen restaurant and bar or tell us why such disclosure is not required.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 119 of Amendment No. 1 under the caption “Certain Relationships and Related Transactions—Lease Agreement with Chefs Club.”

Conflicts of Interest, page 117

19.       Please provide the information required by Item 25 of Form S-11.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on page 119 of Amendment No. 1 under the caption “Certain Relationships and Related Transactions—Related Person Transaction Policy.”

Index to Financial Statements

315 East Dean Associates, Inc. for the year ended December 31, 2016

Note 1 — Description of business and summary of significant accounting policies

SVO receivables, page F-28

20.       Please clarify for us the nature of your relationship with Starwood Vacation Ownership, and your rights and obligations thereon. Additionally, please tell us how you considered the need to provide related party disclosure related to this relationship in accordance with ASC Topic 850.

During the six months ended June 30, 2016, the Company was reimbursed for certain operating expenses incurred on behalf of Starwood Vacation Ownership (“SVO”), a party that was owned by Starwood Hotels & Resorts Worldwide, Inc., the Company’s hotel manager (the “Hotel Manager”).  SVO owned and operated certain condominiums (the “SVO condominiums”) located on the same lot as, but separate from, the St. Regis Aspen Resort. Under the terms of the Company’s hotel management agreement with the Hotel Manager, the Company provided certain services to SVO guests, and the cost of those services were reimbursed to the Company by SVO.  The Hotel Manager sold SVO in May 2016 and no longer owns or operates SVO or its successor, to which the Company continues to provide similar reimbursable services.  The Company’s relationship with the Hotel Manager (and, by extension, SVO during the time the Hotel Manager owned SVO) is contractual and while certain rights of authority have been conveyed through the hotel management agreement, the Hotel Manager does not significantly influence the management or operating policies of the Company.  Furthermore, the Company retains the ability to direct the strategy and operating decisions of Company, including branding of the St. Regis Aspen Resort and the selection of a hotel manager.  As a result, the Company does not consider its Hotel Manager, SVO or SVO’s successor as related parties.

The Company further advises the Staff that it has revised its disclosure on pages 61, F-10 and F-28 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Significant Estimates—SVO Receivable,” “315 East Dean Associates Inc. (Aspen REIT, Inc. Predecessor) Unaudited Interim Financial Statements—Notes to the Financial Statements—Note 1—Description of business and summary of significant accounting policies—SVO receivables” and “315 East Dean Associates Inc. (Aspen REIT, Inc. Predecessor) Financial Statements—Notes to the Financial Statements—Note 1—Description of business and summary of significant accounting policies—SVO receivables,” respectively to clarify the nature of the Company’s relationship with SVO.

Unaudited Pro Forma Financial Statements, page F-41

21.       Please tell us, and expand your disclosure to discuss, how you intend to account for your formation transactions. To the extent you intend to account for the transactions as a reorganization of entities under common control, please explain to us how you determined a common control relationship exists between all the entities both before and after the transaction.

In response to this comment, the Company advises the Staff that the formation transaction will be deemed as a reorganization of entities under common control. Since 2010, 315 East Dean Associates, Inc. has owned 100% of the St. Regis Aspen Resort, and upon completion of the contribution transactions and the initial public offering, 315 East Dean Associates, Inc. will, directly or indirectly, own at least 51% of the equity interests in the St. Regis Aspen Resort. Therefore, the contribution transaction is a common control relationship between all entities before and after the transaction. As a result of such treatment, the basis for the underlying assets will be carried over to the Company.

The Company further advises the staff that it has added the requested disclosure on page F-45 under the caption “Aspen REIT, Inc. Unaudited Pro Forma Financial Statements—Notes and Management’s Assumptions to Unaudited Pro Form Financial Statements.”

Exhibit Index, page II-5

22.       Please file your Hotel Management Agreement as a material contract. Please see Item 601(b)(10) of Regulation S-K.

In response to this comment, the Company advises the Staff that it has revised the Exhibit Index to include the Hotel Management Agreement as exhibit 10.8.

23.       Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

In response to this comment, the Company advises the Staff that it will file all exhibits required by Item 601 of Regulation S-K as promptly as possible.  The Company further advises the Staff that it will supplementally provide the Staff under separate cover drafts of the legal and tax opinions that will be filed as exhibits 5.1 and 8.1, respectively, to the Registration Statement for the Staff’s review.

We appreciate the Staff’s review of Amendment No. 1. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8332.

Sincerely,

/s/ Andrew S. Epstein

cc:                                Jeffrey Lewis, Securities and Exchange Commission

Robert Telewicz, Securities and Exchange Commission

Stephane De Baets, Aspen REIT, Inc.

Michael W. Wirth, Aspen REIT, Inc.

Jay L. Bernstein, Clifford Chance US LLP

Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP